Exhibit 99.2



INFICON

Letter to Shareholders

To Shareholders,
Partners and Employees:

The year 2000 was an exceptional one for INFICON by any measure. We started the year as a division of the Swiss technology company Unaxis and ended it as a public company traded on both NASDAQ and the Swiss SWX. Our IPO was successfully launched in one of the most tumultuous periods of the financial markets--a testament to the solid performance and future growth opportunities of INFICON.


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We achieved 31% revenue growth to $170 million during 2000, resulting from market share gains in targeted semiconductor segments and attractive growth rates in our non-semiconductor business. Revenues in 2000 were comprised of 39% in our high-growth business segments of semiconductor and related industries and 61% in general vacuum instrumentation. We executed well in all facets of our strategy, focusing on extending our penetration into fast-growing segments, developing technically superior products, and strengthening our sales and customer support infrastructure in the key geographic markets of Asia Pacific, Europe, and the United States.

In addition to achieving excellent top-line growth, we are particularly proud of our outstanding profitability improvement during 2000, as evidenced by the tripling of operating profits to $33.8 million, or 19.9% of sales, and the 211% increase in net income to $22.9 million. These improvements resulted from a revenue mix shift in favor of higher-margin products and the spreading of fixed costs over an increased sales base.

Over the last three years, we consolidated the instrumentation businesses of two prominent vacuum technology companies, Leybold (Germany) and Balzers (Liechtenstein), both from the portfolio of our former parent company, Unaxis. This eliminated redundancy in all operating functions, generated greater economies of scale, and integrated best international management practices into the organization.


RESULTS BUILT ON A NEW STRATEGIC FOCUS AND STRONG EXECUTION

The strong performance of INFICON in 2000 was the direct result of our aggressive new business vision.

In 1997, we shifted the strategic market focus of INFICON to the large and fast-growing semiconductor market and its related industries, such as flat-panel displays and fiber optics. With this sector representing over 60% of the total market potential for our products and historically growing at over 20% per year, there was a clear opportunity to grow our business. And we have made significant progress in this market focus transition.

From 1999 to 2000, our semiconductor business segment revenues grew by 57% to $66 million with an outstanding market share gain.

Product innovation and leading-edge technology are crucial factors for success in these markets. In 2000, we made notable progress in seizing leadership in the semiconductor vacuum gauge market, led by a new family of the most advanced vacuum gauges as our penetration vehicle. Based on cutting-edge ceramic technology, our capacitance diaphragm gauge offers significant production advantages, and our combination gauge allows for the replacement of two gauges with one for major cost savings. These vacuum gauges are now designed into new-generation, 300 mm tools at four of the world's largest semiconductor OEMs.

Our in situ analysis products monitor and control the increasingly complex wafer fabrication processes, including those associated with shrinking chip sizes and the new 300 mm wafers. This product line saw a 48% sales growth in 2000 to $54.2 million. We had extremely strong market acceptance of FabGuard Integration and Analysis Software, which provides immediate feedback on critical processes and equipment conditions to our customers. It has been installed at major semiconductor manufacturers and continues in comprehensive evaluation at other top manufacturers.

Our in situ thin film deposition controllers are taking us to the heart of the rapidly growing fiber-

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optic data transmission market. Our instruments are central to the production of the optical filters required for Dense Wavelength Division Multiplexing (DWDM) technology, which dramatically increases fiber-optic data transmission. During 2000, we began selling this product to large telecom equipment providers.

In the semiconductor packaging field, the INFICON Ultra Clean Plasma Cleaning Systems are perfectly suited for Plastic Ball Grid Arrays (PBGAs), the fastest growing packaging segment. PBGAs are used in very small and lightweight chip packages for portable electronics, like cell phones and laptop computers. Sales of these systems grew 114% in 2000 to $11.8 million.

In our general vacuum instrumentation business, we serve numerous industrial markets, including the automotive, air conditioning and refrigeration industries. Stable markets, solid profitability and excellent long-term growth potential characterize this segment, which grew by 18% in 2000.

To support our growth goals, we enlarged our existing strong sales presence in China to be ready to take advantage of that country's ambitious plans for becoming a major semiconductor manufacturer. China has outlined a bold new plan to bring on line three to five semiconductor plants every year over the next five years. With this sales buildout, we are prepared for an early leading position in this potentially explosive market.

FUTURE PERFORMANCE DRIVEN BY RIGOROUS STRATEGY EXECUTION AND
PRODUCT INNOVATION SPEARHEADS

Just as today's performance is the outgrowth of yesterday's strategies and execution, our future success will be built on a platform of well-conceived

FINANCIAL HIGHLIGHTS
(U.S. $ in millions)

                                           1998
        --------------------------------------------
        Sales                              118.3
        --------------------------------------------
        Gross Profit                        56.8
         % of Sales                         48.0
        --------------------------------------------
        EBITDA                               7.0
         % of Sales                          5.9
        --------------------------------------------
        EBIT                                 4.1
         % of Sales                          3.4
        --------------------------------------------
        Net Income                           3.9
         % of Sales                          3.3
        --------------------------------------------
        Operating Cash Flow                 12.9
        --------------------------------------------
        Capital Expense                      3.8
        --------------------------------------------
        Free Cash Flow                      10.4
        --------------------------------------------

strategies and real competitive advantages. We understand the dynamics of our markets, and we know where we are headed and how to get there.

Our innovative new products offer substantial process improvements and cost advantages, and

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they are key enablers of new technology trends, such as the migration to next-generation 300 mm wafers, the integration of copper interconnects, and fiber-optic data transmission. Because of this, sales are not entirely dependent on capacity expansion and contraction cycles within the semiconductor industry.

            1999                            2000
        --------------------------------------------
            130.0                           170.0
        --------------------------------------------
             60.7                            86.7
             46.7                            51.0
        --------------------------------------------
             14.1                            35.5
             10.8                            20.9
        --------------------------------------------
             10.1                            32.0
              7.8                            18.8
        --------------------------------------------
              7.4                            22.9
              5.7                            13.5
        --------------------------------------------
             13.1                            17.0
        --------------------------------------------
              3.3                             4.9
        --------------------------------------------
              9.4                            15.3
        --------------------------------------------

The conversion to 300 mm equipment drives two major opportunities for INFICON. As these newest manufacturing tools are installed in fabrication facilities, our vacuum gauge design wins at major semiconductor OEMs will quickly translate into significant sales. Also, the requirement for early fault detection and control of the chip making process will drive our in situ analysis business. According to the Semiconductor Industry Association's Technology Roadmap, in situ analysis will be the key technology for achieving the productivity demanded of 300 mm wafers. INFICON brings the most advanced in situ instruments and software to this very high-growth semiconductor market segment.

The superior hydrogen plasma technology of our Ultra Clean Processing products sets us apart from the competition and positions us for market leadership in the long term. This is especially true, because these products are particularly well-suited for the non-abrasive cleaning required for the newer copper interconnect technology.

The major force driving growth in general vacuum instrumentation markets is the need for manufacturers to achieve greater speed of production and better product quality at reduced cost. Strong interest in a new leak detection system for pharmaceutical and food packaging applications will provide future opportunities.

Certainly we expect a more challenging business environment in the year ahead. The semiconductor market has entered another cyclical downturn, and we will not remain entirely immune from this market dynamic. But we believe, in this period of market uncertainty, that INFICON is positioned to perform better in a downturn than most "pure play" suppliers to the high-technology sector. There are three reasons for this.

First is our focus on emerging, must-have technologies that we expect will be substantially less affected by a technology sector downturn.

Second, we believe our product innovations will enable us to continue taking market share away from our competitors. With the clear technical superiority of our products, we are a preferred supplier.

Third, we believe that our broadly balanced portfolio of businesses is a considerable hedge against the full impact of the downturn in the semiconductor industry. We expect the mix of fast-growing high-technology markets and the more stable general industrial markets, as well as the geographic diversity of our customer base, will help shield us from the effects of a U.S.-led semiconductor sector downturn.

These mitigating factors, combined with our traditional tight cost control, give us confidence that INFICON can continue to post moderate sales and earnings growth even in difficult market conditions.

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THANKS TO ALL

We would like to express our deep gratitude to our many stakeholders around the world.

Our customers are where everything starts. Our outstanding results in 2000 and our high confidence in a bright future all rest on our ability to anticipate your needs. We think we have made a good start, but we promise to keep listening, responding, and earning your business. Thank you!

Our vendors are our "outside" factories and a key success factor in meeting continuously fluctuating market demands. We appreciate your outstanding support and promise to continue to treat you as business partners. Thank you!

A very special thanks goes to our 700 employees around the world. We have long held that our employees are by far our most important resource and the basis for our long-term competitive advantage. We support the professionalism and dedication of our employees by encouraging and rewarding performance and will continue to maintain an atmosphere of teamwork, empowerment and respect. Thank you!

Finally, we thank our shareholders. We understand the trust you have placed in us, and we promise to deliver the superior financial results you expect and deserve. Thank you!


/s/  Paul Choffat

Paul Choffat
Chairman of the Board


/s/  James L. Brissenden

James L. Brissenden
President and Chief Executive Officer



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Board of Directors

Paul Choffat
Chairman of the Board
Lausanne, Switzerland

John J. Grad
Vice Chairman of the Board
Chicago, USA

James L. Brissenden
President and Chief Executive Officer
Syracuse, USA

Kurt Mueck
Nurnberg, Germany

Dr. Karsten Ottenberg
Hamburg, Germany

Paul E. Otth
Zurich, Switzerland


Corporate Committees

Audit:
Paul Choffat, Chairman
John J. Grad
Dr. Karsten Ottenberg

Compensation:
John J. Grad, Chairman
Kurt Mueck
Paul E. Otth

Executive Management

James L. Brissenden
President and Chief Executive Officer

Peter G. Maier
Vice President and Chief Financial Officer

Ulrich Doebler
Vice President, Leak Detection

Linda Van Roekel
Vice President, In Situ Analysis

Lukas Winkler
Vice President, Vacuum Control

Albert Zueger
Vice President, Ultra Clean Processing




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Holding Company

INFICON Holding AG
Hintergasse 15 B
CH-7310
Bad Ragaz
Switzerland

Global Headquarters

INFICON Inc.
Two Technology Place
East Syracuse, NY 13057 USA

Manufacturing Sites

Finland
Germany
Liechtenstein
USA

Worldwide Offices
and Service Centers

China
France
Germany
Japan
Korea
Liechtenstein
Singapore
Switzerland
Taiwan
United Kingdom
United States

Visit www.inficon.com
for a complete list of
INFICON locations

Independent Auditors

Ernst & Young LLP
Zurich, Switzerland

Annual Meeting

The annual meeting of stockholders
will be held at 3:00 p.m. on
Wednesday, May 9, 2001 at
Kongresszentrum Seedamm Plaza,
Seedammstrasse 3,8808 Pfaffikon.

Transfer Agents
and Registrars

SegaInterSettle AG
Brandschenkestrasse 47
8002 Zurich
Switzerland
Tel:+41.1.288.45.11

Bank of New York
Depository Receipt Services
101 Barclay Street
Floor 22 West
New York, NY 10286 USA
Tel:+1.212.815.2367

Investor Relations

Betty Ann Kram
Director of Corporate
Communications and
Investor Relations
INFICON Inc.
Two Technology Place
East Syracuse, NY 13057 USA
Tel:+1.315.434.1122
Fax:+1.315.437.3803
E-mail:BettyAnn.Kram@inficon.com

Peter Buetikofer & Company
Nordbruecke 4
CH-8037 Zurich
Tel:+41.1.447.1220
Fax:+41.1.447.1292
E-mail:inficon@buetikofer.ch

Lippert/Heilshorn &
Associates, Inc.
800 Third Avenue
New York, NY 10022 USA
Tel:+1.212.838.3777
Fax:+1.212.838.4568
E-mail:jbs@lhai.com

Stock Listings
The Company's common stock is traded on the SWX Swiss Stock Exchange and the NASDAQ National Market under the symbol IFCN.

Certain statements contained in this Letter to Shareholders and Annual Report are forward-looking statements within the meaning of the Private Litigation Reform Act of 1995. These statements address, among other things, our strategic objectives, trends in the industries in which we operate and the anticipated effects of these trends on our business. These forward-looking statements are based on the current plans and expectations of our management and are subject to a number of uncertainties and risks that could significantly affect our current plans and expectations, as well as future results of operations and financial condition. Some of these risks and uncertainties are discussed in our filings with the Securities and Exchange Commission.

As a consequence, our current and anticipated plans and our future prospects, results of operations and financial condition may differ from those expressed in any forward-looking statements made by or on behalf of our company. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.